FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Interim Financial Statements & Related Documents

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: December 24, 2005

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West Hastings Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

December 24, 2005

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

November 21, 2005

Via SEDAR

B.C. Securities Commission

5th. Floor

701 West Georgia Street

Vancouver, B.C. V7Y 1M2

RE:

Anglo Swiss Resources Inc.

Mailing of First Quarter Un-audited Financial Statements

Period Ended September 30, 2005

We confirm that prior to the above date, the following material issued by the Company was forwarded by prepaid first class mail to each shareholder whose name appears on the Supplemental List established pursuant to National Instrument 54-101.

1.

Un-Audited Annual Financial Statements for the nine-month period and quarter ended September 30, 2005.

2.

BC Form 51-901F Supplementary Information and Management’s Discussion
and Analysis of Financial Condition and Results of Operations.

On behalf of the Board of Directors of,

Anglo Swiss Resources Inc.

PER: “Chris Robbins”

Mr. Chris Robbins

Vice President

VIA SEDAR:

cc: Alberta Securities Commission

cc: Ontario Securities Commission

cc: Quebec Securities Commission

cc: Nova Scotia Securities Commission

cc: TSX Venture Exchange

VIA EDGAR: cc: Securities and Exchange Commission

cc: OTC Bulletin Board

Anglo Swiss Resources Inc.

Interim Financial Statements

For the nine months ended September 30, 2005

(expressed in Canadian dollars)

UN-AUDITED PREPARED BY MANAGEMENT

Schedule A ... Financial Information

Schedule B ... Supplementary Information

Schedule C ... Management Discussion

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended September 30, 2005.

Notice to the Reader

The balance sheets of Anglo Swiss Resources, Inc. as at September 30, 2005 and the statements of income and deficit and changes in cash flows for the nine months then ended have been compiled from information provided by management.

These statements have not been audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Anglo Swiss Resources, Inc.

  Schedule A

Balance Sheet

_________________________________________________________________________________________

(expressed in Canadian dollars)

ASSETS	September 30, 2005 ($)	December 31, 2005 ($)
Current assets Cash and term deposits Accounts receivable Prepaid Expense	15,240 9,928 11,723	167,735 4,446 2,299
	36,891	174,480
Reclamation bond	18,800	18,800
Fixed assets	1,001,258	1,005,164
Mineral properties	3,378,900	2,761,320
	4,435,849	3,959,764

LIABILITIES

Current liabilities Accounts payable Accrued property and capital taxes	92,458 79,800	102,569 75,300
Non current liabilities	-	-
Related parties Due to related parties	149,523	136,824
SHAREHOLDERS’ EQUITY
Capital stock	12,166,495	11,545,745
Warrants	196,840	196,840
Options	404,883	275,847
Contributed surplus	106,316	106,316
Deficit	(8,760,466)	(8,479,678)
	4,114,068	3,645,071
	4,435,849	3,959,764

Approved by the Directors:

"Len Danard", Director

“Chris Robbins", Director

(Un-audited - See Notice to Reader)

Anglo Swiss Resources, Inc.

 Schedule A

Statements of Income and Deficit

___________________________________________________________________________________________________

(expressed in Canadian dollars)

3 Months Ended	9 Months Ended

	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Interest and sundry income	47	328	794	794
Operation expenses Exploration Property taxes Utilities Other expenses	- 1,575 113 -	- 2,844 75 -	- 4,801 498 550	- 5,830 (72) 1,259
	1,688	2,919	5,849	7,017
	(1,641)	(2,591)	(5,055)	(6,223)
General and administrative expenses

   Amortization

   Consulting

   Interest and bank charges

   Professional fees

   Exchange fees

   Transfer agent fees

   Office and miscellaneous

   Shareholders’ information

   Travel and promotion

   Stock-based compensation

   Write-down of mineral properties

	1,211 15,000 161 5,116 11,956 1,153 8,062 1,816 1,490 55,803 -	1,554 15,000 384 4,708 9,557 3,041 11,601 28,550 6,341 28,512 -	3,906 45,000 552 19,203 24,336 3,688 25,346 18,518 6,149 129,035 -	7,199 45,000 187 17,537 26,108 5,653 33,867 59,107 11,933 36,567 -
	101,768	109,248	275,733	243,158
Income (loss) before other items	(103,409)	(111,839)	(280,788)	(249,381)
Adjustment of prior year payable Gain on settlement of debentures	- -	- -	- -	- -
Net loss for the period	(103,409)	(111,839)	(280,788)	(249,381)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)

(Un-audited - See Notice to Reader)

Anglo Swiss Resources, Inc.				Schedule A
Statements of Cash Flows
(expressed in Canadian dollars)
	3 Months Ended		9 Months Ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
Cash flows from operating activities
Net loss for the period	(103,409)	(111,839)	(280,788)	(249,381)
Items not involving outlay of cash:
- Amortiziation	1,211	1,554	3,906	7,199
- Adjustment of prior years’ payables	-	-	-	-
-Stock-based compensation	55,803	28,512	129,035	36,567
-Write-down on mineral property	-	-	-	-
	(46,395)	(81,773)	(147,847)	(205,615)
Net change in non-cash working capital
-Accounts receivable	(1,400)	20,490	(5,482)	2,972
-Pre-paid	(5,686)	(990)	(9,424)	(978)
-Accounts payable/accrued liabilities	31,500	(29,286)	7,087	(124,991)
	(21,981)	(91,559)	(155,666)	(328,612)

Cash flows from investing activities	30,454	79,885	(617,579)	48,913
Option receipt	-	-	-	-
Acquisition	-	-	-	-
Proceeds on sales of equipment	-	-	-	-
Fund on deposit	-	-	-	(4,000)
	30,454	79,885	(617,579)	44,913
Cash flows form financing activities
Advances from shareholders	-	-	-	-
Capital stock allotted for cash	-	-	620,750	518,000
Capital stock allotted for options	-	-	-	-
Capital stock returned to treasury	-	-	-	-
Settlement of accounts payable and other	-	-	-	-
	-	-	620,750	518,000

Increase (decrease) in cash during the period	8,473	(11,674)	(152,495)	234,301
Cash, beginning of the period	6,767	268,140	167,735	22,165
Cash, end of the period	15,240	256,466	15,240	256,466

(Un-audited – See Notice to Reader)

Anglo Swiss Resources, Inc.

Schedule A Financial Information

 ________________________________________________________________________________

 (expressed in Canadian dollars)

1. Nature of operations and going concern

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably.  The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources.  At that stage, the Company's operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.

Before, during and after the nine months ended September 30, 2005, the Company was engaged in continued exploration of its gold property in British Columbia and simultaneously, a gemstone/graphite property and the newly acquired McAllister property (diamond exploration) all located in southeastern British Columbia.  The Company also acquired in three separate transactions the Till Claims, New Shoshoni Option and the PQ claims in the NWT, Canada for their diamond potential. As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political instability and government regulations, the success of attracting joint venture partners, all of which are beyond the control of the Company.

At September 30, 2005, the Company had a total working capital deficiency of ($284,890) and without additional funding, will be unable to meet its obligations as they fall due. In addition, the Company will require additional financing to complete the exploration of its mineral properties.  While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers, or native land claims, and title may be affected by undetected defects.

2.  Interim un-audited financial statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended December 31, 2004.

3.  Capital stock

Authorized capital:     500,000,000 common shares without par value

                                       400,000,000 preferred shares without par value

Issued and outstanding, September 30, 2005:

 # of Shares                     Amount

56,355,688                     $12,166,495

Anglo Swiss Resources, Inc.

Schedule A Financial Information

 ________________________________________________________________________________

 (expressed in Canadian dollars)

4.  Mineral properties

	Acquisition Costs ($)	Exploration Expenditures ($)	Total ($)
Kenville Balance, Dec 31, 2004 Expenditures – 2005 *net of recoveries	1,595,596 (35,000)	(175,968) 3,379	1,419,628 31,621
	1,560,596	(172,589)	1,388,007
Blu Starr Balance, Dec 31, 2004 Expenditures – 05	812,306	516,560 7,794	1,328,866 7,794
	812,306	524,354	1,336,660
McAllister Balance, Dec 31, 2004 Expenditures – 2005	0 7,250	12,826 20,657	12,826 27,907
	7,250	33,483	40,733
Till Claims Balance, Dec 31, 2004 Expenditures – 2005	0 94,500	0 0	0 94,500
	94,500	0	94,500
New Shoshoni Claims Balance, Dec 31, 2004 Expenditures – 2005	0 44,000	0 0	0 44,000
	44,000	0	44,000
PQ Claims Balance, Dec 31, 2004 Expenditures – 2005	0 475,000	0 0	0 475,000
	475,000	0	475,000

Total	2,993,652	385,248	3,378,900

5. Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

6. Related Party Transactions

During the first nine months of 2005 the Company incurred consulting fees of $45,000 ($45,000 – same period 2004) for management services by directors or officers or organizations controlled by such parties. During the first nine months of 2005, $26,000 was paid to directors ($20,000 – same period 2004). The Company paid $35,426 to a law firm in which an officer is a partner of the firm during the third quarter of 2004 and currently carries a payable of $67,115.

Anglo Swiss Resources, Inc.

Schedule B Financial Information

______________________________________________________________________________________________

(expressed in Canadian dollars)

For the nine months ended September 30, 2005:

1.  Breakdown of professional fees

Accounting

 $              19,043

Legal

        161

________________

 $              19,203

2.  Non-arm's length party transactions

(a) Consulting fees charged to the company

 Directors first quarter

$

 15,000

 Directors second quarter

 15,000

 Directors third quarter

 15,000

________________

$

 45,000

(b) Expenditures made to non-arm's length parties

During the first nine months, $26,000 was paid as consulting fees to directors.

($20,000 - first nine months of 2004.)

3. Directors at September 30, 2005

Len Danard

Leroy Wolbaum

Chris Robbins

Glen Macdonald

4. Securities issued during the first nine months:

     Security

Number

Issue Price

  $

 Issue  date*

 Common Shares

50,000

  $0.145

7,250

1-February-2005

 Common Shares

900,000

  $0.105

94,500

22-June-2005

 Common Shares

400,000

  $0.110

44,000

24-June-2005

 Common Shares

5,000,000

  $0.095

475,000

28-June-2005

* All shares were issued with a four month hold period from the date of issue.

5. Options granted/exercised or cancelled during the first nine months:

    Security

Number

Exercise Price

Expiry date

Cancel date

 Options Expired

(1,125,000)

($0.21)

21-March-2005

N/A

6. Share capital

(a) Authorized and issued share capital at September 30, 2005

 Authorized capital:

500,000,000 common shares without par value

400,000,000 preferred shares without par value

 Common shares issued and outstanding:            56,355,688

Anglo Swiss Resources, Inc.

Schedule B Financial Information

______________________________________________________________________________________________

 (expressed in Canadian dollars)

(b) Stock warrants outstanding at September 30, 2005:  None

Security

Number

Exercise Price

Expiry date

Warrants expired

(5,180,000)*

$0.15

29-September-2005

* Effective March 24, 2005 the Company extended the March 29, 2005 expiration date of the 5,180,000 warrants to September 29, 2005.

 (c) Number of shares in escrow or pooling agreement

 Number of shares        NIL

(d) Stock options outstanding

Security

Number

Exercise Price         Expiry date

Options

1,000,000

$0.10

       Jan 23, 2007

Options

1,125,000

$0.10

       Feb 17, 2008

Options

2,200,000

$0.10

       Feb 12, 2009

Options

1,000,000

$0.10

       Sep 28, 2009

Total

5,325,000

The Company has adopted the fair value based method of accounting for stock based compensation for all individuals, effective January 1, 2004.  Pro forma earnings information determined under the fair value method of accounting for stock options is as follows

Net loss for the period

September 30, 2005

   Reported

 $          (280,788)

   Compensation Expense

      -

   Pro-forma

 $          (280,788)

Basic and diluted loss per share

    Reported

 $                (0.00)

    Pro-forma

 $                (0.00)

_________________________________________________________________________________________

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

_________________________________________________________________________________________

   Risk-free interest rate

                3.30%

   Expected dividend yield

    -

   Expected stock price volatility

            108.00%

   Expected option life in years

                3.60

_________________________________________________________________________________________

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessary provide a reliable single measure of the fair value of the Company's stock options.

END Schedule B

FORM 51-102F1

ANGLO SWISS RESOURCES INC.

Interim Management’s Discussion and Analysis
Period Ended September 30, 2005

DATED: November 21, 2005

Forward-Looking Information

This quarterly management discussion and analysis (“Quarterly MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Quarterly MD&A also contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements are expressed or implied by such forward-looking statements.  Important factors are identified in this Quarterly MD&A.

Overall Performance

Anglo Swiss is a mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company.  The Company is also inter-listed in the United States on the OTC Bulletin Board and effective February of 2004 quoted on the Berlin Exchange in Germany.

Anglo Swiss’ current exploration focus has expanded from south-eastern British Columbia as it has recently acquired a majority interest in four properties located in the Northwest Territories of Canada for diamond exploration.  The Company also controls an interest in three properties located in the Nelson and Slocan mining districts of British Columbia; the Kenville Mine property, currently being explored under an option joint venture agreement for precious and base metals; the Blu Starr property which hosts a variety of gemstones, (sapphire, gem garnet, iolite, plus other semi-precious gemstones) and a 2000 meter flake graphite discovery); and the 31,000 hectare McAllister property staked for diamond potential.

NWT Diamond Properties

The Company received regulatory approval on July 20, 2005 regarding the purchase of the Till 1-7 Claims (100%),  the PQ 1 – 13 Claims (100%), the Option and Joint Venture Agreement with New Shoshoni Ventures Ltd.’s “Li 201 Kimberlite Property” ( up to 60%). The Company acquired the MS 1-25 Claims (100%) on November 17, 2005, see Subsequent Events later on in this report.

Anglo Swiss has a majority interest in 160,000 acres in the Lac de Gras area of the Northwest Territories, proximal to the first two producing diamond mines and has extensive known diamondiferous kimberlites and kimberlite-indicator minerals throughout the area.

The Till 1-7 claims were acquired for $20,000 plus 900,000 common shares; subject to a four-month hold period, and are subject to restrictions on resale prior to October 22, 2005.

The New Shoshoni Li 201 Kimberlite Option and Joint Venture Agreement calls for $130,000 payable in stages to May 25, 2008 and 400,000 common shares, subject to a four-month hold period and are subject to restrictions on resale prior to October 24, 2005.

The PQ 1-13 claims were acquired for $50,000 plus 5,000,000 common shares; subject to a four-month hold period and are subject to restrictions on resale prior to October 28, 2005.

The MS 1- 25 Claims acquired on November 17, 2005, are at the time of this report subject to Exchange approval and requires the Company to make cash payments totaling $50,000 and issuing 2,000,000 shares of Anglo Swiss to the vendors.  The Vendors retain a 2% gross overriding royalty ("GORR") on any diamond production, of which the Company may purchase 1% point for $1,000,000.  A kimberlite "discovery bonus" is included by which the Company will pay to the Vendors 250,000 common shares for each new kimberlite discovered, to a maximum of 1,000,000 shares.

Anglo Swiss is presently designing exploration programs to locate the source of the favourable kimberlite indicator mineral trains and is compiling information from previous exploration programs conducted by others on all four properties held by Anglo Swiss in Canada’s Lac de Gras region, NWT.

Kenville Mine Property

On August 16, 2005 the Company announced it had received the final payment, an aggregate of $100,000, in regards to the Option Joint Venture Agreement (News Release dated October 28, 2003) on the Kenville Gold Mine, located in south-east British Columbia.

In addition, the Company has received notification by Gold Standard Resources Corp. (“the Optionee”) that a permit has been issued effective August 5, 2005 by the Ministry of Energy, Mines and Petroleum Resources and exploration commenced there after at the Kenville site.  The Optionee filed a 43-101 Compliant Report on the Kenville Mine from Burton Consulting to the Ministry which has recommendations for two phases of exploration totaling over $1,500,000 in expenditures. At the time of this report the Optionees have arrived onsite and have initiated their exploration programs. Results from their activities will be ongoing.

Blu Starr Gemstone/Graphite Property

The Blu Starr property was subject to a Joint Participation Agreement with Hampton Court Resources (“Hampton”), entered into in April of 2000, which expired in April of 2003. Hampton earned a 10% working interest in the staked mineral claims on property to-date. Sufficient work has been undertaken on the staked mineral claims and banked forward to provide the Company control of these 188 mineral claims through 2007.

Anglo Swiss filed a Notice of Work in 2004 with the Ministry of Energy and Mines to perform drilling and trenching of the alluvial placer claims held within 13 placer claims overlain on the Blu Starr mineral staked claims in the Slocan Valley. The Company owns 100% of the placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program was postponed to 2005 as the Company focused all its efforts on the acquisition of diamond exploration properties.

The Company wil re-evaluate the gemstone holdings for the 2006 season and may consider a joint venture partner to advance this property.

McAllister Property (Iva Fern Claims)

The Company acquired 100% of 31,000 hectares in a contiguous claim group known as the “McAllister Group,” located 13.5 kilometres southeast from the City of Nelson, British Columbia.  The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

The staking was completed on January 13, 2005 to ensure a significant land base to include additional areas of interest in the Nelson Mining District, where Anglo Swiss discovered its first diatreme.  The Company also believes that a second diatreme has been identified approximately 4 kilometres from the McAllister Diatreme, which suggests that a cluster of diatremes may be present in the area.

The Company entered into an option to purchase agreement dated February 1, 2005 to acquire the Iva Fern group of claims made up of two Crown-granted mineral claims and three reverted Crown-granted claims. The claims are situated within the company's 31,000-hectare McAllister claim group in south-eastern British Columbia and complement the existing holdings.

The option to purchase agreement, received regulatory approval on February 16, 2005, provides for a payment of $50,000 plus 200,000 common shares to be paid in instalments on the anniversary dates of the agreement, ending Feb. 1, 2010.

Work programs for the 2006 season are currently being developed by the Company’s geologist for the McAllister and Iva Fern claims as they now relate to the Company’s primary diamond claims in the NWT.

Selected Annual Information

The following table summarizes selected financial data for Anglo Swiss for each of the three most recently completed audited financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	2004	2003	2002
General & administrative expenses	279,816	196,596	173,451
Write off of exploration costs on outside properties and properties abandoned	NIL	25,000	NIL
Warrants Expensed	196,840	NIL	NIL
Stock Based Compensation Expensed for Non-Employees (Re-Stated)	275,847	47,946	NIL
Net Income (loss) from continuing operations: - In total - Basic and diluted loss per share	($427,123) (0.01)	($ 269,542) (0.00)	($ 82,995) (0.00)
Total Assets	$3,959,764	$ 3,843,615	$ 3,899,540
Total long term liabilities	NIL	NIL	NIL
Cash dividends declared	NIL	NIL	NIL

The Company’s loss over the past three years results from minor interest expense (or income), general and administration expenses, stock based compensation expensed for non-employees and write offs in 2002 of the deferred exploration costs attributed to the properties in Ecuador.  On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors.

Anglo Swiss’s general and administrative expenses have been fairly consistent over the past years, although in 2004, $279,816 was incurred; an increase of $83,220 compared to $196,597 for the year ended 2003.  Shareholder’s information expense was $53,768 higher in 2004 ($80,972) than the $27,204 expensed in 2003.  The Company was more active in all investor relations departments, taking advantage of the new interest in the market place for mining and junior mining companies.  The Company among other things redesigned its website, contracted with Stockgroup for six months of promotion, advertised in industry print media and aggressively contacted existing shareholders and new contacts.

Travel and promotion activities also increased in 2004 to $17,161 with the new activity  compared to $7,386 for 2003 plus filing fees related to the financing, option grants and permitting of work programs resulted in an increase to $30,079 – 2004, from $9,632 for the year ended December 31, 2003.  Professional fees for the 2004 year were lower at $21,688 than 2003 fees of $46,261, as the Company had litigation in 2003 over the OJVA at the Kenville property which was resolved in 2003.

During the year ended 2004 the Company received $91,561 consisting of $56,561 from the logging activities at the Kenville Mine property and $35,000 from the OJVA anniversary payment.  The logging was completed within the same year.

Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at 2004 year-end of $167,735 were higher than the 2003 year end cash position of $22,165 due to the private placement completed on March 29, 2004 of $518,000. The balance of its resource properties and the plant and equipment at the Kenville Mine property, is $ 3,766,484 at year-end 2004.

Results of operations – Nine Months 2005

Anglo Swiss is an exploration company focused on locating diamond-bearing kimberlites in the Lac de Gras area, NWT, Canada.  The Company's philosophy is to obtain majority ownership of under-explored areas with unexplained kimberlite indicator mineral trains ("KIM's") and/or kimberlite targets near known kimberlites and diamond mining operations.

Anglo Swiss has with the aforementioned 100% acquisition of the MS 1-25 claims, acquired four projects which meet the acquisition criteria. The first diamond project the Company acquired is known as the "Fishing Lake property", situated some 110 kilometers north of Yellowknife, NWT, toward the western margin of the Slave Craton.  The Fishing Lake property covers 16,631 acres and covers a region containing the probable source area for kimberlite indicator mineral trains identified during the first stage of exploration for diamonds on the Slave Craton.

The second and third acquisitions (the Till and the New Shoshoni Claims) are two adjacent properties (the “Fry Inlet Diamond Property”) and are located near Lac de Gras and lie approximately 25 kilometers north of the BHP’s Ekati Diamond Mine property, and 90 kilometers north of the Diavik Diamond Mine, Canada's first two diamond mines.  These claim groups total 91,856 acres and host the LI 201 diamondiferous kimberlite.  These claims were originally explored during the first phase of diamond exploration during the staking rush in the 1990's which followed the discovery of the diamond rich kimberlites now part of the Ekati Mine.

These four claim groups cover over 160,000 acres and are the probable source areas for unresolved KIM trains and include known diamondiferous kimberlite which warrants additional exploration.

Anglo Swiss is currently compiling new and existing information from public and private sources for all of its claims, and has completed a program of selected till sampling in the field from the Fry Inlet Diamond property to better prioritize further exploration and drill targets. Results will be announced shortly.

In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and KIM's, management is of the opinion that these properties are highly prospective for the further discovery of diamonds and that the acquisition of these claims significantly enhances the Company's property position in the Lac de Gras region.

Anglo Swiss will continue to evaluate other diamond properties within the Lac de Gras/Slave Craton NWT area that meet its acquisition criteria. Anglo Swiss intends to position itself as a majority holder of claims of merit in under-explored areas with unexplained kimberlite indicator mineral trains and/or kimberlite targets near known kimberlites and diamond mining operations.

As at September 30, 2005 the Kenville property is carried at $1,388,007 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $1,001,258 for a total of $2,389,265.  The Blu Starr and the McAllister properties are  at the grass roots exploration stage and are carried at $1,336,660 and $40,733 respectively.

The acquisition of the NWT diamond properties are carried as follow as at September 30, 2005:

Till Claims 1-7, $94,500; the New Shoshoni Claims, $44,000 and the PQ 1-13 claims, $475,000. The recent MS 1-25 claims have at the time of this report not received regulatory approval as it was a subsequent event to this reporting period. The cash payments of the three properties was paid in October, please review Subsequent Events later on in this report.

Cash resources at September 30, 2005 were further depleted to $15,240 from a cash balance of $167,735 at December 31, 2004. The Company extended the expiration date of the 5,180,000 warrants attached to this financing to September 29, 2005 on March 24, 2005; and has announced a proposed private placement of up to $1,200,000 on July 11, 2005 to meet its exploration commitments and for general working capital.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (Loss)	Basic earnings (Loss) per Share from Continued operation and Net Income (Loss)	Fully Diluted Loss per Share from Continued operation and Net Income (Loss)
3rd. Quarter 2005	NIL	($103,409)	(0.00)	(0.00)
2nd. Quarter 2005	NIL	($116,989)	(0.00)	(0.00)
1st. Quarter 2005	NIL	($60,390)	(0.00)	(0.00)
4th. Quarter 2004	NIL	($177,742)	(0.003)	(0.00)
3rd. Quarter 2004	NIL	($111,839)	(0.00)	(0.00)
2nd. Quarter 2004	NIL	($77,743)	(0.00)	(0.00)
1st. Quarter 2004	NIL	($59,799)	(0.00)	(0.00)
4th. Quarter 2003	NIL	($156,745)	(0.00)	(0.00)

Third Quarter

During Q3 of 2005, Anglo Swiss sustained a loss of $103,409, $116,989 in Q2 of 2005 and $60,390 in Q1 of 2005.  The loss for the third period of 2004 was $111,839. Historically the second and third quarters provides more activity (expense) as the weather allows work to be undertaken on the various properties. Seasonally, operations consist of general administrative expenses attributed to the day to day operation of the public side of the business, with the exception of any extraordinary events.

The addition of the NWT diamond properties should provide a more balanced rate of expenditures as exploration during the winter months with the lakes freezing over to ice will facilitate exploration during this time of year as well as our traditional summer and fall programs in southeast British Columbia.

The third quarter was very comparable to previous quarters with nominal increases or decreases in expenditures.  There was an expense attributed to stock-based compensation, a non-cash expense of $55,803 (Q3 of 2004 - $73,232), which attributed to the increase in the third quarter expenses, as a result of options that vetted during this period.

The Company paid for the cash payments due to the acquisition of the Till Claims - $20,000, the New Shoshoni Claims - $25,000 and the PQ Claims - $50,000 in October of 2005 and is a subsequent event to this report.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of diamonds, gold, gemstones or any other materials in the last three years.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $15,240 at September 30, 2005 the Company has a working capital deficiency of $284,890.  The Company will require additional financing to further exploration of its mineral properties and to meet its ongoing obligations as they incur. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.

The Company has work commitments for capital expenditures of $200,000 from the New Shoshoni Option and Joint Venture Agreement due one year from the closing date of June 28, 2005.  The Company also has additional cash payments due in 2006 totalling $25,000 as part of the acquisition price of the NWT diamond properties collectively, plus an anniversary payment of $7,500 due on February 1, 2006 in relation to the Iva Fern property.

Capital Resources

At September 30, 2005 Anglo Swiss had paid up capital of $12,166,495, representing 56,355,688 common shares without par value, and a deficit of $8,760,466 resulting in a shareholder’s equity (or net assets) of $4,435,849 (Q3 2004 - $4,023,811).  Anglo Swiss has a working capital deficiency of $284,890 at September 30, 2005.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

The Company raised $518,000 in the first quarter of 2004 in a private placement of 5,180,000 units consisting of 5,180,000 common shares and 5,180,000 warrants to purchase an additional 5,180,000 common shares at $0.15 per share, originally exercisable until March 29, 2005, subsequently extended to September 29, 2005; these warrants expired unexercised.

The Company announced on July 11, 2005 it has engaged Research Capital Corporation to act as agent on a commercially reasonable efforts basis to carry out a private placement of Units to raise a minimum of $600,000 and a maximum of $1,200,000.  The proposed placement will consist of an offering of securities in the provinces of British Columbia, Alberta and Ontario at a price of $0.60 per Unit.  Each Private Placement Unit will consist of one (1) Common Shares (at $0.10 per Common Share), five (5) Flow-Through Shares (at $0.10 per Common Share) and one (1) Private Placement Warrants.  Each whole Private Placement Warrant will entitle the holder to acquire one (1) additional Common Share at an exercise price of $0.22 per Common Share for a period of 24 months from the closing date.

Net proceeds of the Offering will be used to fund the continued exploration and development of the Company’s diamond and gemstone properties and for general working capital.

The Company has at September 30, 2005 - 5,325,000 options granted at $0.10 per share to directors, officers and consultants that expire at various dates from February 2007 to September 2009.  As a subsequent event to this report a total of 1,600,000 options were exercised at $0.10 per option for proceeds of $160,000 in October.  The funds received are for general working capital and paying the cash portion of the NWT diamond property acquisitions.

The Company received the final payment of $35,000, for an aggregate of $100,000, in regards to the Option Joint Venture Agreement (News Release dated October 28, 2003) on the Kenville Gold Mine on August 11, 2005.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for September 30, 2005 and the audited year end statements at December 31, 2004; both are available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value.  As at September 30, 2005 there are 56,355,688 common shares issued and outstanding.  As at September 30, 2005 the following options and share purchase warrants are outstanding:

Number Granted

Price per Share

Expiry Date

Options

Insiders (4)

1,000,000

$0.10

Jan. 23, 2007

2,200,000

$0.10

Feb. 12, 2009

1,000,000

$0.10

Sep. 28, 2009

Consultants (3)

1,125,000

$0.10

Feb. 17, 2008

Total

5,325,000

Warrants

5,180,000

$0.15

Sep. 29, 2005

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report, other than described herein.

Transaction with Related Parties

Anglo Swiss has accrued liabilities of $249,523 at September 30, 2005 (Q3 2004 - $206,439) due to directors and organizations controlled by directors.  The Company incurred consulting fees of $15,000 in the third quarter of 2005,  (Q3 2004 - $15,000) and $45,000 for the nine month period in both 2005 and 2004 for management services in this regard and paid $26,000 in the first nine months of 2005,$20,000 over the same period in 2004.  The Company carries a payable of $67,115 to a law firm in which an officer is a partner of the firm.

Subsequent Events to September 30, 2005

The Company entered into an agreement with Impala Resources Inc. on November 17, 2005, a private B.C. company, whereby Anglo Swiss has acquired a 100% interest to 25 mineral claims (MS 1-25), covering approximately 52,459 acres in the diamond producing area of  Lac de Gras, NWT.

This acquisition was subject to Exchange approval and requires the Company to make cash payments totaling $50,000 and issuing 2,000,000 shares of Anglo Swiss to the vendors.  The Vendors retain a 2% gross overriding royalty ("GORR") on any diamond production, of which the Company may purchase 1% point for $1,000,000.  A kimberlite "discovery bonus" is included by which the Company will pay to the Vendors 250,000 common shares for each new kimberlite discovered, to a maximum of 1,000,000 shares.

The Company had a total of 1,600,000 options exercised at $0.10 per option for proceeds of $160,000 in October of 2005.  The funds received are for general working capital and paying the cash portion of the NWT diamond property acquisitions

Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

During the period ended September 30, 2005, the company granted NIL stock options to employees, directors and non-employees.  A total of $404,883 in stock-based compensation is recorded as at September 30, 2005. At the year end December 31, 2004 stock based compensation was $275,847 for a total of 5,325,000 options granted and vetted at that time.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada.

Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF
ANGLO SWISS RESOURCES INC.

DATED NOVEMBER 21, 2005

(s) “LEN DANARD”

Len Danard,
     President & CEO